UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 4, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

2020 FIRST QUARTERLY REPORT

This announcement is made pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2020 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made simultaneously by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2020 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board to consider this quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Li Yangmin, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company, hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the first quarterly report of the Company are unaudited.

2.	BASIC INFORMATION OF THE COMPANY

2.1	Main financial data

Unit: million Currency: RMB

	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year (%)
Total assets	286,530	282,936	1.27
Net assets attributable to shareholders of the listed company	62,543	66,765	-6.32

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period last year	Increase/decrease compared with the same period last year (%)
Net cash flows from operating activities	-6,126	5,335	-214.83

	From the beginning of the year to the end of the reporting period	From the beginning of last year to the end of the reporting period last year	Increase/decrease compared with the same period last year (%)
Revenue	15,454	30,053	-48.58
Net profit attributable to shareholders of the listed company	-3,933	2,006	-296.06
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	-4,046	1,935	-309.10
Weighted average return on net assets (%)	-6.08%	3.65%	Decreased by 9.73 pt
Basic earnings per share (RMB/share)	-0.2401	0.1371	-275.13
Diluted earnings per share (RMB/share)	-0.2401	0.1371	-275.13

Non-recurring	profit and loss and relevant amounts

Unit: million Currency: RMB

Item	Amount for the period
Changes in fair value arising from financial assets/ liabilities held for trading	-22
Non-operating net incomes and expenses	13
Net incomes and expenses other than the above	157
Effect on income tax	-34
Effect on minority interests	-1

Total	113

2.2

The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period (i.e. 31 March 2020)

Unit: shares

Totalnumber of shareholders	242,825

Shareholding of the 10 largest shareholders

				Pledged or locked-up
Name of shareholder (in full)	Shareholdings as at the end of the period	Proportion	Number of shares with trading moratorium held	Status of shares	Number of shares	Nature of shareholders
		(%)
China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	5,072,922,927	31.0%				State-owned legal person
HKSCC Nominees Limited	4,701,704,955	28.7%	517,677,777	Unknown		Overseas legal person
Shanghai Jidaohang Enterprise Management Company Limited ( 上海吉道航企業管理有限公司 )	589,041,096	3.6%	589,041,096			Domestic non-state- owned legal person
China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	502,767,895	3.1%				State-owned legal person
Delta Air Lines, Inc.	465,910,000	2.8%				Overseas legal person
Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 )	465,838,509	2.8%		Pledged	465,838,509	Domestic non-state- owned legal person
CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	457,317,073	2.8%				State-owned legal person
China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	429,673,382	2.6%				State-owned legal person
Shanghai Juneyao (Group) Co., Ltd. ( 上海均瑤 ( 集團 ) 有限公司 )	311,831,909	1.9%	311,831,909	Pledged	311,831,909	Domestic non-state-owned legal person
China Structural Reform Fund Corporation Limited ( 中國國有企業結構調整基金股份有限公司)	273,972,602	1.7%	273,972,602			State-owned legal person

Shareholding of the 10 largest holders of shares without trading moratorium

Name of shareholder	Number of listed shares without trading moratorium held	Class and number of shares
		Class	Number
China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	5,072,922,927	RMB ordinary shares	5,072,922,927
HKSCC Nominees Limited	4,184,027,178	Overseas listed foreign shares	4,184,027,178
China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	502,767,895	RMB ordinary shares	502,767,895
Delta Air Lines, Inc.	465,910,000	Overseas listed foreign shares	465,910,000
Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 )	465,838,509	RMB ordinary shares	465,838,509
CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	457,317,073	RMB ordinary shares	457,317,073
China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	429,673,382	RMB ordinary shares	429,673,382
China COSCO Shipping Corporation Limited ( 中國遠洋海運集團有限公司 )	232,919,254	RMB ordinary shares	232,919,254
Hong Kong Securities Clearing Company Limited ( 香港中央結算有限公司 )	95,965,690	RMB ordinary shares	95,965,690
Central Huijin Asset Management Ltd. ( 中央匯金資產管理有限責任公司 )	70,984,100	RMB ordinary shares	70,984,100

Description of connected relationship or activities in concert among the above shareholders	Among the 4,701,704,955 shares held by HKSCC Nominees Limited, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner. China Eastern Air Holding Company Limited (“CEA Holding”) owns 100% equity interest in CES Finance Holding Co., Ltd. (“CES Finance”). CES Finance owns 100% equity interest in CES Global. Thus, CEA Holding indirectly owns 100% equity interest in CES Global. Among the 4,701,704,955 shares held by HKSCC Nominees Limited, 517,677,777 shares are held by Shanghai Juneyao Airline Hong Kong Limited (“Juneyao Hong Kong”) in the capacity of beneficial owner, and Juneyao Airlines Co., Ltd. (“Juneyao Airlines”) owns 100% equity interest in Juneyao Hong Kong. Shanghai Juneyao (Group) Co., Ltd. is the controlling shareholder of Juneyao Airlines. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

As at the end of the reporting period, CES Global has pledged in aggregate 1,450,000,000 H shares of the Company; and Juneyao Hong Kong has pledged in aggregate 232,000,000 H shares of the Company.

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

During the first quarter of 2020, the Company achieved passenger traffic volume of 24,837.09 million passenger-kilometres, representing a year-on-year decrease of 54.38%; served 13.7028 million travelers, representing a year-on-year decrease of 57.06%; and achieved passenger load factor of 67.77%, representing a year-on-year decrease of 14.89 percentage points.

During the first quarter of 2020, the Company’s operating income amounted to RMB15,454 million; net profit attributable to shareholders of the listed company amounted to RMB- 3,933 million; and net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss amounted to RMB-4,046 million. The Company suffered losses in the first quarter of 2020 mainly due to the rapid spread of the novel coronavirus (COVID-19) epidemic worldwide since the beginning of 2020. Many countries have imposed travel restrictions, and the demand of passengers to travel have been significantly reduced, which had a significant impact to the transportation industry where the Company operates. The Company drastically reduced flight capacity deployment, which resulted in a substantial decline in revenue.

Details of and reasons for the substantial changes in main items of financial statements

Item	Change compared to the end of last year	Reason for the change
Monetary capital	419.47%	Primarily due to the fact that the Company conducted research and made judgement on the future operation and reserved capital for the subsequent payments based on the external capital market situation.

Deferred income tax assets	173.39%	Primarily due to the fact that the Company made provision for deferred income tax assets based on current loss for the deductions in subsequent years.

Contract liabilities	-63.14%	Primarily due to the significant decline in flight productivity and the decrease in passenger ticket settlement.

Tax payables	-48.03%	Primarily due to the significant decline in flight productivity and the decrease in the withholding and payment of airport construction charges.

Other current liabilities	97.10%	Primarily due to the fact that the Company speeded up the pace of financing and increased the issuance of super short-term debentures.

Item	Change compared to the corresponding period last year	Reason for the change
Consumption of aviation fuel	-42.53%	Primarily due to the sharp decline in the demand for air passenger transportation and the significant decline in flight productivity, and
Airport take-off and landing charges	-46.32%	thus the aviation fuel costs, take-off and landing costs, food and beverages and supplies costs and sales expenses decreased correspondingly.
Food and beverages and supplies costs	-51.48%
Sales expenses	-40.52%
Finance costs	814.55%	Primarily due to the foreign exchange loss amounted to RMB585 million in the first quarter of 2020 as compared to the foreign exchange gain amounted to RMB1,054 million in the corresponding period of last year, and the increase in interest expenses relating to lease liabilities amounted to RMB137 million.
Net cash flows from operating activities	-214.83%	Primarily due to a sharp decline in the demand for air passenger transportation and the significant drop in flight productivity, and thus the Company’s operating income decreased significantly.
Net cash flows from investing activities	-78.46%	Primarily due to the fact that the Company’s investment plans were reduced or delayed in response to the impact of the novel coronavirus (COVID-19) epidemic.
Net cash flows from financing activities	446.46%	Primarily due to the Company’s aim to maintain stable cash flow by accelerating the pace of financing.

3.2	Analysis of the progress of significant events and their effects and proposed solutions

Not applicable

3.3	Overdue commitments that have not yet been fulfilled during the reporting period

Not applicable

3.4

Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

The Company has quickly responded to the strike of the novel coronavirus (COVID-19) epidemic and strived to prevent and combat the epidemic in the country, community and the Company. While ensuring the health and safety of employees and passengers, the Company timely adjusted its operating strategies, such as suspending or adjusting the operation of certain flights, dynamically optimised and adjusted its transportation capacity deployment, actively strived for policy support from all aspects, implemented strict cost control measures, adjusted aircraft introduction schedule, reduced or delayed investment plans, accelerated the pace of financing, and ensured stable cash flow from operations. Although the Company took the above measures in a timely manner, as of the date of this report, there is still great uncertainty in the time span and severity of the epidemic around the world, which may magnify the impact on or result in a delay in the recovery of travel demand. The Company expects that the novel coronavirus (COVID-19) epidemic will cause significant uncertainties and adverse impact on the results of the Company for the first half of 2020. The Company will continue to pay attention to the progress of the novel coronavirus (COVID-19) epidemic, keep closely updated on the changes in market demand, actively respond to the risks and challenges brought by the epidemic to the Company’s production and operation, and strive to reduce the adverse impact of the epidemic.

The above description of the future situation of the Company is based on preliminary judgment under the current situation and involves certain uncertainties. Investors are reminded of the risks thereof. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong Chairman Shanghai, the People’s Republic of China 29 April 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin    (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2020 (unaudited)

RMB million

Assets	31 March 2020 Consolidated	31 December 2019 Consolidated	31 March 2020 Company	31 December 2019 Company
Current assets Monetary capital	7,044	1,356	6,678	1,112
Held-for-trading financial assets	99	121	99	121
Hedge instruments	16	43	3	43
Notes receivables	—	—	—	—
Trade receivables	1,769	1,717	1,318	1,355
Prepayments	255	175	145	72
Other receivables	4,566	5,883	16,233	14,781
Inventory	2,580	2,407	30	31
Held-for-sale assets	6	6	—	—
Non-current assets due within one year	24	29	3	3
Other current assets	8,397	8,006	7,337	7,224

Total current assets	24,756	19,743	31,846	24,742

Non-current assets Long-term equity investment	2,598	2,604	16,026	16,032
Other equity instrument investments	1,101	1,274	987	1,160
Hedge instruments	20	27	20	27
Investment properties	644	653	186	189
Fixed assets	94,270	95,573	62,730	63,650
Construction in progress	20,660	20,130	20,078	19,736
Right-of-use assets	125,511	127,361	76,425	77,248
Intangible assets	1,744	1,771	1,146	1,168
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	2,105	2,180	1,772	1,841
Deferred income tax assets	2,332	853	1,142	315
Other non-current assets	1,761	1,739	1,971	1,950

Total non-current assets	261,774	263,193	191,511	192,344

Total assets	286,530	282,936	223,357	217,086

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2020 (unaudited) (Cont’d)

RMB million

Liabilities and shareholders’ equity	31 March 2020 Consolidated	31 December 2019 Consolidated	31 March 2020 Company	31 December 2019 Company
Current liabilities Short-term borrowings	2,702	2,200	8,182	9,240
Hedge instruments	93	13	93	13
Notes payables	1,101	—	1,101	—
Trade payables	13,457	12,879	10,825	10,325
Account collected in advance	11	18	—	2
Contract liabilities	3,752	10,178	3,438	9,477
Staff remuneration payable	2,378	2,794	1,452	1,768
Tax payable	1,213	2,334	256	945
Other payables	5,863	7,932	9,651	11,529
Non-current liabilities due within one year	20,417	21,101	10,685	11,171
Other current liabilities	37,280	18,914	37,261	18,854

Total current liabilities	88,267	78,363	82,944	73,324

Non-current liabilities Long-term borrowings	3,701	3,823	3,569	3,693
Bonds payable	22,682	22,781	21,059	20,990
Hedge instruments	10	10	10	10
Lease liabilities	92,949	94,685	56,724	57,191
Long-term payables	1,295	1,318	606	617
Long-term staff remuneration payable	2,666	2,672	2,054	2,081
Estimated liabilities	6,726	6,659	2,875	2,846
Deferred income	150	152	131	142
Deferred income tax liabilities	22	22	—	—
Other non-current liabilities	2,145	2,054	1,171	1,160

Total non-current liabilities	132,346	134,176	88,199	88,730

Total liabilities	220,613	212,539	171,143	162,054

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2020 (unaudited) (Cont’d)

RMB million

Liabilities and shareholders’ equity	31 March 2020 Consolidated	31 December 2019 Consolidated	31 March 2020 Company	31 December 2019 Company
Shareholders’ equity
Share capital	16,379	16,379	16,379	16,379
Capital reserves	34,298	34,298	35,000	35,000
Other comprehensive income	(2,553)	(2,264)	(1,910)	(1,608)
Surplus reserves	782	782	780	780
Undistributed profits	13,637	17,570	1,965	4,481

Total equity attributable to shareholders of parent company	62,543	66,765	52,214	55,032
Minority interests	3,374	3,632	—	—

Total shareholders’ equity	65,917	70,397	52,214	55,032

Total liabilities and shareholders’ equity	286,530	282,936	223,357	217,086

The financial statements are signed by:

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Li Yangmin

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2020 (unaudited)

RMB million

	Jan to Mar 2020 Consolidated	Jan to Mar 2019 Consolidated	Jan to Mar 2020 Company	Jan to Mar 2019 Company
Revenue	15,454	30,053	10,631	18,390
Less: Operating costs	18,546	25,819	11,807	16,144
Taxes and surcharges	46	57	22	15
Selling expenses	913	1,535	727	1,123
Administrative expenses	751	794	487	524
Research and development expenses	40	33	29	24
Finance costs	1,948	213	1,483	75
Of which: Interest expenses	1,354	1,209	1,057	819
Interest income	17	10	16	10
Credit impairment loss	—	1	—	—
Add: Other gains	1,130	1,151	574	472
Investment gains	(6)	58	(6)	145
Of which: Gains from investments in associates and joint ventures	(6)	58	(6)	58
Gains/(Loss) arising from changes in fair value	(22)	—	(22)	—
Gains from disposal of assets	—	—	—	—
Operating profit	(5,688)	2,810	(3,378)	1,102
Add: Non-operating income	61	71	36	60
Less: Non-operating expenses	1	6	1	5

Total profits	(5,628)	2,875	(3,343)	1,157
Less: Income tax expenses	(1,437)	705	(827)	289

Net profit	(4,191)	2,170	(2,516)	868

Classified by continuation of business
Net profit from continuing activities	(4,191)	2,170
Classified by ownership Net profit attributable to shareholders of parent company	(3,933)	2,006
Minority interests	(258)	164

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2020 (unaudited) (Cont’d)

RMB million

	Jan to Mar 2020 Consolidated	Jan to Mar 2019 Consolidated	Jan to Mar 2020 Company	Jan to Mar 2019 Company
Other comprehensive income, net of tax
Other comprehensive income that cannot be reclassified into profit or loss
Changes arising from re-measuring defined benefit plan	—	(46)	—	(35)
Other comprehensive income that cannot be transferred to profit or loss under the equity method Changes in fair value of other equity instrument investments	(174)	52	(175)	45

Other comprehensive income that will be reclassified into profit or loss Cash flow hedge reserve	(115)	(145)	(127)	(145)

Other comprehensive income, net of tax	(289)	(139)	(302)	(135)

Of which:
Other comprehensive income, net of tax, attributable to shareholders of the parent company	(289)	(142)

Other comprehensive income, net of tax, attributable to minority interests	—	3

Total comprehensive income	(4,480)	2,031	(2,818)	733

Of which:
Total comprehensive income attributable to shareholders of the parent company	(4,222)	1,864

Total comprehensive income attributable to minority interests	(258)	167

Earnings per share
Basis earnings per share (in RMB)	-0.24	0.14

Diluted earnings per share (in RMB)	-0.24	0.14

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2020 (unaudited)

RMB million

	Jan to Mar 2020 Consolidated	Jan to Mar 2019 Consolidated	Jan to Mar 2020 Company	Jan to Mar 2019 Company
1. Cash flow from operating activities
Cash received from sales of goods and provision of labour services	10,055	31,034	5,163	17,838
Refund of taxes	36	50	7	0
Other cash received from operating activities	2,070	3,347	1,219	3,090

Sub-total of cash inflow from operating activities	12,161	34,431	6,389	20,928

Cash paid for purchase of goods and receiving of labour services	(10,980)	(20,352)	(8,111)	(10,629)
Cash paid to and for employees	(5,618)	(6,096)	(3,340)	(3,457)
Taxes paid	(503)	(1,096)	(202)	(349)
Other cash paid for operating activities	(1,186)	(1,552)	(1,569)	(1,837)

Sub-total of cash outflow from operating activities	(18,287)	(29,096)	(13,222)	(16,272)

Net cash flows from operating activities	(6,126)	5,335	(6,833)	4,656

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2020 (unaudited) (Cont’d)

RMB million

	Jan to Mar 2020 Consolidated	Jan to Mar 2019 Consolidated	Jan to Mar 2020 Company	Jan to Mar 2019 Company
2. Cash flow from investing activities
Investment income in cash	—	12	—	98
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	5	—	5
Other cash received from investing activities	—	—	—	—

Sub-total of cash inflow from investing activities	—	17	—	103

Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(1,403)	(6,429)	(1,397)	(6,012)
Investments paid in cash	—	(101)	—	(101)

Sub-total of cash outflow from investing activities	(1,403)	(6,530)	(1,397)	(6,113)

Net cash flow from investing activities	(1,403)	(6,513)	(1,397)	(6,010)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2020 (unaudited) (Cont’d)

RMB million

	Jan to Mar 2020 Consolidated	Jan to Mar 2019 Consolidated	Jan to Mar 2020 Company	Jan to Mar 2019 Company
3. Cash flow from financing activities Cash received from borrowings	27,397	17,654	27,484	15,971

Sub-total of cash inflow from financing activities	27,397	17,654	27,484	15,971

Cash paid for repayment of indebtedness	(8,328)	(7,930)	(9,974)	(8,922)
Cash payments for distribution of dividends, profits expense or payment of interest	(1,618)	(1,652)	(1,218)	(1,203)
Of which: Payment of dividends and profits to minority interests from subsidiaries	—	(32)	—	—
Other cash paid for financing activities	(4,265)	(5,659)	(2,522)	(3,368)

Sub-total of cash outflow from financing activities	(14,211)	(15,241)	(13,714)	(13,493)

Net cash flow from financing activities	13,186	2,413	13,770	2,478

4. Effect of changes in exchange rate on cash and cash equivalents	12	(36)	7	(23)

5. Net (decrease)/increase in cash and cash equivalents	5,669	1,199	5,547	1,101
Add: Balance of cash and cash equivalents at the beginning of the period	1,350	646	1,107	393

6. Balance of cash and cash equivalents at the end of the period	7,019	1,845	6,654	1,494